Wayne A. Wald

wayne.wald@kattenlaw.com

212.940.8508 direct

212.894.5508 fax

October 5, 2010

Via Edgar Transmission and Federal Express

United States Securities and Exchange Commission

Commission Division of Corporate Finance

CF/AD 5

100 F Street N.E.

Washington D.C. 20549

Mail Stop 3561

Attention: David R. Humphrey, Branch Chief

Re:	Carrols Restaurant Group, Inc.
File No. 001-33174
Staff Comment Letter dated September 23, 2010

Dear Mr. Humphrey:

Reference is made to that certain comment letter (the “Comment Letter”) of the staff of the Securities and Exchange Commission (the “Commission”), dated September 23, 2010 (the “Comment Letter”), to our client, Carrols Restaurant Group, Inc. (the “Company”). On behalf of the Company, we hereby respectfully request an extension of the Company’s obligation to file a response to the Comment Letter with the Commission for an additional ten business days to October 21, 2010.

If you have any questions regarding this request, please feel free to call me ((212) 940-8508) or Joseph A Zirkman, Vice President and General Counsel of the Company ((315) 424-0513 ext. 2333).

Sincerely,

/s/ Wayne A. Wald

Wayne A. Wald

cc:	Mr. Paul Flanders
Joseph A. Zirkman, Esq.
Dana Brown
Kristen Shifflet
Margery Reich